

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Lawrence Sun
Secretary Assistant
Entrepreneur Universe Bright Group
Suite 907, Saigo City Paza Building 2
No. 170, Weiyand Road
Xi'an, China

      Re: Entrepreneur Universe Bright Group
          Amendment No. 6 to Registration Statement on Form 10
          Filed April 18, 2022
          File No. 000-56305

Dear Mr. Sun:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 6 to Form 10 filed April 18, 2022

Explanatory Note, page ii

1.   Here and in the summary of risk factors, summary and risk factors sections, include a statement that, to the extent cash and assets in the business are in a PRC/Hong Kong entity, the funds or assets may not be avialable to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC governemnet to transfer cash or assets. In the penultimate paragraph on page v, provide a cross-reference to your discussion of cash transfer policies/limitations in your summary, summary risk factors, and risk factors sections. Please revise the disclosure in Item 1 to include the disclosure that you included in this Explanatory Note in response to prior comment 7, as well as to include a cross-reference to your consolidated financial statements.

2.   We note your statement on page iv that you and your subsidiaries are not required "to obtain permission from any of the PRC authorities to issue the shares of the Company's common stock to foreign investors." Please expand your disclosure to also address whether you and your subsidiaries are required to obtain permissions or approvals from PRC authorities to operate your business, whether you relied upon the legal advice of counsel with respect to such detrmination, and, if not, why not and on what basis you made such determination. Please also revise your disclosure in Item 1 accordingly.

Item 1. Business, page 1

3.   We note your disclosure in response to comment 4 including the last paragraph on page iv and page 3. Please revise Item 1 on page 3 to include information regarding the consequences to you and your investors if either you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please do not limit your discussion to consequences if the CSRC, the CAC or another PRC authority subsequently determines that approval was needed for you to issue common stock to foreign investors.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services